

DIVISION OF
CORPORATION FINANCE

UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

**VIA FACSIMILE AND U.S. MAIL**

December 29, 2006

Mr. Timothy J. Schugel
Chief Financial Officer and Chief Operating Officer
Lenox Group, Inc.
One Village Place, 6436 City West Parkway
Eden Prairie, MN 55344

> **RE:** **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Quarters Ended April 1, 2006, July 1, 2006 and**
> **September 30, 2006**
> **File No. 1-11908**

Dear Mr. Schugel:

We have reviewed your filings and have the following comments. We have limited our review to your disclosures related to environmental matters and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>18. Environmental Matters, page F-34</u>

1. You indicate that you recorded a liability of approximately $3.3 million in other non-current liabilities, which represents the net present value of estimated future costs discounted at 5.25%. However, on page 26, you indicate that no amounts related to these obligations are reflected in the table because the liability recorded is based upon management's estimate and the timing and amount of payments are uncertain. According to paragraph 132 of SOP 96-1, a liability may be

discounted to reflect the time value of money if the aggregate amount of the liability and the amount and timing of cash payments for the liability are fixed and reliably determinable.  Please tell us how you determined that it was appropriate to discount the environmental liability.

\*   \*   \*   \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Rufus Decker
Accounting Branch Chief